Exhibit 99.1

GILAT SATELLITE NETWORKS LTD.
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To the Shareholders of Gilat Satellite Networks Ltd. (“Gilat”):
Gilat cordially invites you to attend the Extraordinary General Meeting of Shareholders of Gilat (the “General Meeting” or the “meeting”) to be held on Friday, May 8, 2020 at 12:00 p.m. (Israel time), at Gilat’s principal executive offices at Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel (the telephone number at that address is +972-3-925-2000), and thereafter, as it may be adjourned from time to time.
In light of the recent outbreak of the coronavirus (COVID-19) pandemic, Gilat reserves the option to convert the General Meeting from a physical meeting to a virtual meeting at a later date. In such event, Gilat will issue a press release and furnish a Form 6-K or other document with the SEC prior to the date of the General Meeting outlining the manner in which shareholders may attend the virtual meeting.
The following matters are on the agenda for the General Meeting:
1.
the approval of  (i) the Agreement and Plan of Merger dated as of January 29, 2020 (as it may be amended from time to time, the “Merger Agreement”) by and among Gilat, Comtech Telecommunications Corp., a Delaware corporation (“Comtech”), and Convoy Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Comtech (“Merger Sub”); (ii) the merger of Merger Sub with and into Gilat in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999 (the “ICL”), following which Merger Sub will cease to exist as a separate legal entity and Gilat will become a wholly-owned subsidiary of Comtech (the “Merger”); (iii) the right to receive (the “Merger Consideration”), a combination of  (A) $7.18 in cash, without interest, plus (B) 0.08425 of a validly issued, fully paid and nonassessable share of the common stock of Comtech, par value $0.10 per share (the “Comtech Common Stock”), with cash payable in lieu of fractional shares of Comtech Common Stock, subject to applicable withholding taxes, for each ordinary share, par value NIS 0.20 per share, of Gilat (the “Gilat Shares”) held by Gilat’s shareholders as of immediately prior to the effective time of the Merger; and (iv) all other transactions contemplated by the Merger Agreement and related to the Merger, as detailed in Gilat’s proxy statement/prospectus for the General Meeting (collectively, the “Merger Proposal” or “Proposal 1”);

2.
the approval of the purchase of a seven-year “tail” endorsement to current directors’ and officers’ liability insurance policy (“Proposal 2”);

3.
the approval of the payment of a transaction bonus to the Chief Executive Officer of Gilat (“Proposal 3”);

4.
the approval of the payment of a transaction bonus to the Chief Financial Officer of Gilat (“Proposal 4”);

5.
the approval of an amendment to the executive bonus payment schedule set forth in Gilat’s Compensation Policy for Executive Officers and Directors (“Proposal 5”); and

6.
the reelection of Elyezer Shkedy to serve as an External Director (within the meaning of the ICL) on the Gilat Board for an additional three-year term or until his prior termination or resignation (“Proposal 6”).

GILAT’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL AND EACH OF THE OTHER PROPOSALS.
Further information regarding the Merger Proposal and the other proposals on the agenda for the General Meeting is included in the proxy statement/prospectus, which is being mailed to Gilat’s shareholders in advance of the General Meeting. The proxy statement/prospectus is also being furnished to the United States Securities and Exchange Commission (the “SEC”) on Form 6-K and is available to the public on the SEC’s website at http://www.sec.gov and Gilat’s website at www.Gilat.com, and, in addition, at http://www.magna.isa.gov.il or http://maya.tase.co.il. A form of proxy card will be enclosed with the proxy statement/prospectus.
Record Date
Only shareholders of record at the close of business on April 8, 2020 (the “Record Date”) will be entitled to receive notice of, and to vote at, the General Meeting.
A shareholder, whose Gilat Shares are registered with a member of the Tel Aviv Stock Exchange Ltd. (the “TASE”), is required to prove his or her share ownership to vote at the General Meeting. Such shareholder is required to provide Gilat with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of that TASE member or, if the shareholder so requests, by mail to his or her address (in consideration of mailing fees only). Such a request should be made in advance for each specific securities account.
Quorum and Voting
A quorum must be present in order for the General Meeting to be held. Pursuant to Gilat’s Articles of Association, the quorum required for the General Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them more than 25% of Gilat’s issued and outstanding share capital. Broker non-votes and abstentions will be counted as present at the General Meeting for the purpose of determining whether a quorum is present. A broker non-vote occurs when a bank, broker or other nominee holding Gilat Shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received voting instructions from the beneficial owner. While counted for quorum purposes, abstentions and broker non-votes will not be treated as voting shares and will not have any effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote. None of the proposals at the General Meeting allow for discretionary voting by banks, brokers or other nominees. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be adjourned to May 15, 2020, at the same time and place. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum.
The approval of the Merger Proposal (Proposal 1) requires the affirmative vote of holders of at least a majority of the Gilat Shares present, in person or by proxy, and voting on the Merger Proposal (not taking into consideration abstentions), excluding any Gilat Shares that are held by Merger Sub, Comtech or by any person or entity holding at least 25% of the “means of control” (within the meaning of the ICL) of either Merger Sub or Comtech, or any person or entity acting on behalf of either Merger Sub or Comtech or any person or entity described in the previous clause, including any of their affiliates.
The approval of each of Proposals 2, 3, 4, 5 and 6 requires the affirmative vote of a majority of the Gilat Shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions). In addition, in order to approve each of Proposals 2, 3, 4, 5 and 6, the shareholders’ approval must either (i) include at least a majority of the Gilat Shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and who are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal (excluding, in the case of Proposal 6, a personal interest that is not related to a relationship with the controlling shareholders), not taking into consideration abstentions, or (ii) be obtained such that the total Gilat Shares of non-controlling shareholders and non-interested shareholders voted against such proposal do not represent more than two percent of the outstanding Gilat Shares.

Gilat cannot complete the Merger unless its shareholders approve the Merger Proposal (Proposal 1). However, the completion of the Merger is not contingent on the approval of Proposals 2, 3, 4, 5 or 6.
Position Statements and Proposals by Shareholders
Shareholders are allowed to apply in writing, through Gilat, to the other shareholders of Gilat in order to solicit their vote on items on the agenda of the General Meeting (“Position Notice”). Position Notices must be in English and be sent to Gilat’s offices at the address below and otherwise must comply with applicable law. Any valid Position Notice received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov and the Gilat’s website at www.Gilat.com, and, in addition, at http://www.magna.isa.gov.il and http://maya.tase.co.il. The last date for issuance of such Position Notices to Gilat is April 28, 2020, and the last date for submitting a request to include a proposal in accordance with Section 66(b) of the ICL is April 10, 2020.
Eligible shareholders, holding at least one percent of Gilat’s outstanding ordinary shares, may present proper proposals for inclusion in the meeting by submitting their proposals to Gilat no later than one week following the date hereof and, if Gilat determines that a shareholder proposal is appropriate to be added to the agenda of the meeting, it will publish a revised agenda with the SEC on Form 6-K, and the revised agenda will be made available to the public on the SEC’s website at http://www.sec.gov and Gilat’s website at www.Gilat.com, and, in addition, at http://www.magna.isa.gov.il and http://maya.tase.co.il.
A shareholder whose Gilat Shares are registered with a TASE member and are not registered on the Gilat’s shareholder’s register is entitled to receive from the TASE member who holds the Gilat Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Notices posted on the Israel Securities Authority website, unless the shareholder notified the TASE member that he or she is not interested in receiving such; provided, that such notice was provided with respect to a particular securities account prior to the Record Date.
All shareholders are entitled to contact Gilat directly and receive the text of the proxy materials and any valid Position Notice. Once made available to the public as described above, such documents will also be available for inspection at Gilat’s offices, which are located at Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel, during regular business hours and subject to prior coordination. Gilat’s phone number is +972-3-925-2000.
By Order of the Board of Directors,
/s/ Dov Baharav

Dov Baharav
Chairman of the Board of Directors